June 7, 2022

VIA EDGAR TRANSMISSION

Mr. Timothy Worthington

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III (the “Registrant”), File Nos. 333-178833 and 811-22655

Dear Mr. Worthington:

On March 31, 2022, the Registrant, on behalf of its series, HCM Dynamic Income Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on May 10, 2022, you provided the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Amendment. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Revised disclosures are italicized or struck through.

Prospectus

Principal Investment Strategies

Comment 1: Please add corresponding risk disclosure to the Fund’s principal investment strategy to invest in “short positions in fixed income securities.”

Response: The Registrant has added the following risk disclosure to the Fund’s principal investment risks:

Short Position Risk: The Fund’s short positions may result in a loss if the price of the short position instruments rise and it costs more to replace the short positions. In contrast to the Fund’s long positions, for which the risk of loss is typically limited to the amount invested, the potential loss on the Fund’s short positions is potentially large. Market factors may prevent the Fund from closing out a short position at the most desirable time or at a favorable price.

1

Mr. Timothy Worthington

June 7, 2022

Comment 2: In the second sentence of the first paragraph under “Principal Investment Strategies,” please rephrase “agencies or instrumentalities thereof or corporate entities” in plain-English as used in (vii).

Response: The Registrant has amended its disclosures to state the following:

The Fund seeks to achieve its investment objective through investments in long and/or short positions in fixed income securities. The Fund defines fixed income securities as (i) bills, (ii) notes, (iii) structured notes, (iv) bonds, (v) convertible bonds, or (vi) ~~dividend paying equities, (vii)~~ any other debt or debt-related securities ~~of any maturities,~~ whether issued by U.S. or non-U.S. governments, U.S. or non-U.S. agencies or instrumentalities, ~~thereof~~ or corporate entities, and having fixed, variable, floating or inverse floating rates, ~~(viii) derivatives including options, financial futures, options on futures and swaps, and (ix) mutual funds, exchange traded funds or inverse exchange traded funds (sometimes referred to in this Prospectus as “Underlying Funds”) including investment companies that use leverage that invest primarily in fixed income securities, or (x) other evidences of indebtedness (debt instruments)~~. The Fund may invest in debt securities of any maturity or credit quality, including those rated below investment grade (“high yield securities”). Below investment grade debt securities are those rated below Baa3 by Moody’s Investors Service or the equivalent of a nationally recognized statistical rating organization. The Fund invests indirectly in fixed income securities by investing mutual funds, exchange traded fund or inverse exchange traded funds (sometimes referred to in this Prospectus as “Underlying Funds”), including investment companies that use leverage that invest primarily in fixed income securities. The Fund may also invest in derivatives, including options, financial futures, options on futures and swaps.

Comment 3: Please confirm that (viii) and (ix) of the same sentence referenced in Comment 2 are intended to be included in the definition of “fixed income securities.” If so, please explain how they fall under the definition. If not, please rephrase.

Response: The Registrant refers to its response to Comment 2.

Comment 4: Please rephrase “other evidences of indebtedness” as used in (x) of the same sentence referenced in Comment 2 in plain-English.

Response: The Registrant refers to its response to Comment 2.

Comment 5: Please define “Adviser” as it is used in the second paragraph of the section under the heading “Principal Investment Strategies.”

2

Mr. Timothy Worthington

June 7, 2022

Response: The Registrant has amended its disclosures to state the following:

Howard Capital Management LLC (t~~T~~he “Adviser”) uses HCM-BuyLine® for Income (“HCM-BuyLine®”), its proprietary quantitative model, to assist in determining when and which asset classes are bought and sold.

Comment 6: In the third paragraph in the section under the heading “Principal Investment Strategies,” please restate the phrases “out of the market” and “in the market” as used in the fourth and sixth sentences to remove industry jargon.

Response: The Registrant has amended its disclosures to state the following:

The Adviser uses HCM BuyLine® to determine when the Fund should be in or out of fixed income securities. HCM-BuyLine® uses trend analysis to identify the broad trend in the fixed income market and which fixed income asset class is currently favored by the market. When the trend is up, the Adviser increases the Fund’s exposure to fixed income. When the trend is down, the Adviser starts to reduce the Fund’s exposure to fixed income. When the Fund is out of the fixed income security market, it invests in (i) put options to hedge the portfolio’s fixed income securities and reduce volatility, (ii) equity index futures, and/or (iii) cash and cash equivalents. Put options generally have an inverse relationship to the underlying security on which the option is held (i.e., when the value of the underlying security increases, the value of the put option decreases). When the Fund is in the fixed income security market, it invests in fixed income securities and/or call options. Call options generally have a direct relationship to the underlying security on which the option is held (i.e., when the value of the underlying security increases, the value of the call option increases). The Fund may ~~be invested~~ have 0-100% in direct and indirect investments in fixed income securities depending on the strength of the trend identified by the HCM-BuyLine®.

Comment 7: Please rephrase “it invests put options to hedge the portfolio’s fixed income securities and reduce volatility, equity index futures, and/or cash and cash equivalents” to improve its clarity. How do equity index futures and/or cash and cash equivalents fit into the Fund’s put options strategy?

Response: The Registrant refers to its response to Comment 6.

Comment 8: Please explain “an inverse relationship” and a “direct relationship” in plain-English as those phrases are used in the fifth and seventh sentences, respectively, of the paragraph referenced in Comment 6.

3

Mr. Timothy Worthington

June 7, 2022

Response: The Registrant refers to its response to Comment 6.

Comment 9: Please clarify whether “0-100%” refers to exposure or fund holdings as used in the last sentence of the paragraph referenced in Comment 6.

Response: The Registrant refers to its response to Comment 6.

Comment 10: If applicable, please add disclosure for non-diversification risk or concentration risk to correspond with the disclosure that the Fund may be invested “in one asset class of the market” as indicated in the last paragraph of the section under the heading “Principal Investment Strategies.”

Response: The Registrant has given thoughtful consideration to the Staff’s comment and respectfully declines to amend its disclosures. The Registrant’s position is that non-diversification risk is applicable when a fund invests in the securities of only a limited number of issuers and that concentration risk is applicable when a fund invests in securities of a limited number of industries. The Registrant contends that neither risk is applicable to the Fund’s focus in fixed income securities.

Principal Investment Risks

Comment 11: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Fund’s Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 12: Please tailor the disclosure of any derivative-related risk to how the Fund expects to use derivatives to achieve its objective. Please consider combining all derivative-related risks under one risk disclosure and use sub-risks for specific risks.

4

Mr. Timothy Worthington

June 7, 2022

Response: The Registrant has given thoughtful consideration to the Staff’s recommendation and respectfully declines to amend its disclosures. The Fund’s Prospectus will be included in a combined book with the other mutual funds in the Fund Complex and wishes to have a consistent presentation across all funds to minimize investor confusion. The Registrant will re-consider the presentation of its risk disclosures when preparing the Fund’s annual update.

Additionally, the Fund’s separate disclosures of “Futures Risk”, “Options Risk”, “Options on Futures Contracts Risk” and “Swaps Risk” was intended to provide risk disclosure tailored specifically to how the Fund intends to use derivative instruments to achieve its investment objective. In doing so, it was the Registrant’s intention to avoid generic “Derivatives Risk” disclosure.

Comment 13: Please consider combining all debt-related risks under one risk disclosure and use sub-risks for specific risks.

Response: The Registrant has given thoughtful consideration to the Staff’s recommendation and respectfully declines to amend its disclosures. The Fund’s Prospectus will be included in a combined book with the other mutual funds in the Fund Complex and wishes to have a consistent presentation across all funds to minimize investor confusion. The Registrant will re-consider the presentation of its risk disclosures when preparing the Fund’s annual update.

Comment 14: The Fund’s disclosure of “Fixed Income Risk” does not comport with its definition of “fixed income securities” as defined in the Principal Investment Strategies. Please tailor the disclosure of “Fixed Income Risk” to how the Fund expects to use fixed income securities to achieve its objective.

Response: The Registrant refers to its response to Comment 2. The Registrant believes that its disclosure of “Fixed Income Risk” comports with its revised investment strategy disclosures.

Comment 15: Please expand on the disclosure of “Inverse ETF Risk” to include the risk of compounding, tracking error and short exposure.

Response: The Registrant has amended its disclosure of “Inverse ETF Risk” to state the following:

Inverse ETF Risk: Investing in inverse ETFs may result in increased volatility and will magnify the Fund’s losses or gains. Inverse ETFs will prevent the Fund~~s~~ from participating in market-wide or sector-wide gains. Inverse ETFs may be ineffective hedging vehicles because their price changes may not be highly correlated to the Fund’s assets they are intended to hedge. Inverse ETFs are funds designed to rise in price when stock prices are falling. Inverse funds seek daily investment results, before fees and expenses, which correspond to the inverse (opposite) of the daily performance of a specific benchmark. Most inverse ETFs reset daily (meaning they aim to achieve their stated objective daily). Accordingly, their performance over longer terms can perform very differently than underlying assets and benchmarks, and volatile markets can amplify this effect. During periods of market volatility, inverse ETFs may not perform as expected.

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Mr. Timothy Worthington

June 7, 2022

Comment 16: It appears that the Fund will invest in low-grade debt. Given the liquidity profile of these investments, if the amount of these investments is significant, please explain how the Fund determined that its investment strategy is appropriate for an open-end structure. In your response, please include general market data on the types of investments and information concerning the relevant factors referenced in the adopting release for Rule 22e-4.

Response: The Registrant has confirmed that while “[t]he Fund may invest in debt securities of any maturity or credit quality . . .”, its investment in below investment grade securities will be less than 10% of the Fund’s net assets.

Comment 17: Please expand on the disclosure of “Structured Note Risk” to include the risk of illiquidity, pricing anomalies and high fees.

Response: The Registrant has amended its disclosures to state the following:

Structured Notes Risk: Structured notes are typically issued by banks or brokerage firms, and have interest and/or principal payments which are linked to changes in the price level of certain assets or to the price performance of certain indices. The value of a structured note will be influenced by time to maturity, level of supply and demand for this type of note, interest rate and market volatility, changes in the issuer’s credit quality rating, and economic, legal, political, or events that affect the industry. Structured notes may involve leverage risk, tracking risk and issuer default risk. In addition, there may be a lag between a change in the value of the underlying reference asset and the value of the structured note. Structured notes may also be subject to counterparty risk. The Fund may also be exposed to increased transaction costs when it seeks to sell such notes in the secondary market.

Additional Information About Principal Investment Strategies and Related Risks

Comment 18: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

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Mr. Timothy Worthington

June 7, 2022

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” and amended those disclosures accordingly.

Comment 19: Please clarify supplementally that the Fund can invest 100% in call options as disclosed. If not, please re-draft to accurately state the Fund’s investment strategy.

Response: The Registrant has amended the last sentence of the fifth paragraph under the heading “Principal Investment Strategies” in its Item 9 disclosures to state the following:

The Fund may be invested 0-100% in fixed income securities and~~/or~~ call options and 0-100% in cash and cash equivalents and~~/or~~ put options depending on the strength of the trend identified by the HCM-BuyLine®. Cash and cash equivalents are highly liquid assets including coin, currency and short-term investments that typically mature in 30-90 days.

Comment 20: Please clarify the meaning of cash and cash equivalents and whether they fall within the definition of “fixed income securities.”

Response: The Registrant refers to its response to Comments 2 and 19.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Attachment

cc: JoAnn M. Strasser